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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Tarpon Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
876223108
(CUSIP Number of Class of Securities)
December 31, 2007
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	876223108	Page	2	of	7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Gary D. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		80,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		80,000

WITH:	8	SHARED DISPOSITIVE POWER

		26

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	80,026

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
Includes (a) 26 common shares owned jointly by the Reporting Person and his wife, with whom he shares voting and investment power and (b) 80,000 common shares that the Reporting Person has the right to acquire within 60 days of December 31, 2007. Does not include (a) 30,000 common shares that Mr. Lewis’s adult son, Gary N. Lewis, has the right to acquire within 60 days of December 31, 2007. Gary N. Lewis does not live with the Reporting Person who disclaims beneficial ownership of the common shares that his son child has the right to acquire.

SCHEDULE 13G

CUSIP No.	876223108	Page	3	of	7 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Catherine Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

26

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Includes (a) 26 common shares owned jointly by the Reporting Person and her husband, with whom she shares voting and investment power. Does not include (a) 30,000 common shares that Mrs. Lewis’s adult son, Gary N. Lewis, has the right to acquire within 60 days of December 31, 2007. Gary N. Lewis does not live with the Reporting Person who disclaims beneficial ownership of the common shares that her adult son has the right to acquire.

Page 4 of 7 Pages
Item 1.
(a)	Name of Issuer.

Tarpon Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

2420 Wills Street, Marysville, Michigan 48040
Item 2.

(a)	Name of Person Filing.

Gary D. Lewis
This Schedule 13G is also filed on behalf of Catherine Lewis. Except as described herein, the Securities are beneficially owned by Gary D. Lewis together with his wife, Catherine Lewis, as stated on Exhibit A hereto.

(b)	Address of Principal Business Office or, if none, Residence.

c/o Bainbridge Advisors, Inc. P.O. Box 36940 Grosse Pointe, MI 48236

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common stock, no par value

(e)	CUSIP Number.

876223108
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not applicable.

Page 5 of 7 Pages
Item 4. Ownership.

(a)	Amount Beneficially Owned:	Gary D. Lewis:	80,026
		Catherine Lewis:	26

(b)	Percent of Class:	Gary D. Lewis:	.76	%(1)
		Catherine Lewis	0	%(1)

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	80,000	(2)
(ii) shared power to vote or to direct the vote:	26
(iii) sole power to dispose or to direct the disposition of:	80,000	(2)
(iv) shared power to dispose or to direct the disposition of:	26
(1)	Based upon 10,470,654 shares of common stock issued and outstanding as of September 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

(2)	Owned by Gary D. Lewis.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

Page 6 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2008	/s/ Gary D. Lewis
Gary D. Lewis

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2008	/s/ Catherine Lewis
Catherine Lewis

Page 7 of 7 Pages
EXHIBIT A
     We, Gary D Lewis and Catherine Lewis, hereby affirm that this Schedule 13G is being filed by both of us as beneficial owners of the aggregate number of shares of Tarpon Industries, Inc. listed therein.

Dated: February 12, 2008	/s/ Gary D. Lewis
Gary D. Lewis

Dated: February 12, 2008	/s/ Catherine Lewis
Catherine Lewis